Exhibit 99.2

BIT ORIGIN LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2024	2024
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$29,756	$1,409,070
Cryptocurrencies	178,687	178,687
Other receivables, net	935,365	1,705,333
Prepayments, net	1,000,000	21,333
Loans receivable, net	1,889,941	3,370,322
Total current assets	4,033,749	6,684,745

Total assets	$4,033,749	$6,684,745

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Convertible debentures, net	$1,741,564	$1,880,019
Other payables and accrued liabilities	235,623	611,151
Total current liabilities	1,977,187	2,491,170

OTHER LIABILITIES
Convertible debentures, net	3,955,507	3,283,992
Total other liabilities	3,955,507	3,283,992

Total liabilities	5,932,694	5,775,162

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.3 par value, 10,000,000 shares authorized, 8,478,745 and 7,758,348 shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively*	2,543,624	2,327,505
Additional paid-in capital	80,860,988	81,066,562
Accumulated deficit	(84,536,754)	(81,731,423)
Total Bit Origin Ltd shareholders’ equity	(1,132,142)	1,662,644

NONCONTROLLING INTERESTS	(766,803)	(753,061)

Total equity	(1,898,945)	909,583

Total liabilities and shareholders’ equity	$4,033,749	$6,684,745

*	Giving retroactive effect to the 1-for-30 reverse share split effected on May 23, 2023

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT ORIGIN LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended December 31,
	2024	2023
	(unaudited)	(unaudited)
REVENUES
Cryptocurrencies mining revenue	$—	$2,888,482
Total revenues	—	2,888,482

COST OF REVENUES
Cost of cryptocurrencies mining revenue	—	3,833,684
Total cost of revenues	—	3,833,684

GROSS PROFIT	—	(945,202)

OPERATING EXPENSES:
General and administrative	1,968,710	884,121
(Recovery of) provision for expected credit losses	(62,132)	349,960
Impairment loss of miners	—	4,530,587
Stock compensation expense	—	42,009
Total operating expenses	1,906,578	5,806,677

LOSS FROM OPERATIONS	(1,906,578)	(6,751,879)

OTHER INCOME (EXPENSE)
Realized gain on sale/exchange of cryptocurrencies	—	92,680
Interest income	105,000	—
Interest expense	(473,064)	(138,725)
Other finance expenses	(544,431)	(260,234)
Total other expenses, net	(912,495)	(306,279)

LOSS BEFORE INCOME TAXES	(2,819,073)	(7,058,158)

PROVISION FOR INCOME TAXES	—	—

NET LOSS	(2,819,073)	(7,058,158)

LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(13,742)	—

NET LOSS ATTRIBUTABLE TO BIT ORIGIN LTD	$(2,805,331)	$(7,058,158)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	8,191,177	3,549,353

LOSS PER SHARE - BASIC AND DILUTED*	$(0.34)	$(1.99)
*	Giving retroactive effect to the 1-for-30 reverse share split effected on May 23, 2023

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT ORIGIN LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional
	Ordinary shares		paid-in	Accumulated	Noncontrolling
	Shares*	Par value	capital	deficit	interests	Total
BALANCE, June 30, 2023	3,381,092	$1,014,328	$73,446,519	$(64,199,776)	$—	$10,261,071
Sales of ordinary shares	2,044,833	613,450	2,290,212	—	—	2,903,662
Issuance of ordinary shares for compensation	26,338	7,901	34,108	—	—	42,009
Conversion of convertible debenture into ordinary shares	135,601	40,680	203,398	—	—	244,078
Warrants issued with convertible debenture	—	—	2,560,858	—	—	2,560,858
Net loss	—	—	—	(7,058,158)	—	(7,058,158)
BALANCE, December 31, 2023 (unaudited)	5,587,864	$1,676,359	$78,535,095	$(71,257,934)	$—	$8,953,520

BALANCE, June 30, 2024	7,758,348	$2,327,505	$81,066,562	$(81,731,423)	$(753,061)	$909,583
Conversion of convertible debenture into ordinary shares	11,973	3,592	6,953	—	—	10,545
Exercise of warrants	708,424	212,527	(212,527)	—	—	—
Net loss	—	—	—	(2,805,331)	(13,742)	(2,819,073)
BALANCE, December 31, 2024 (unaudited)	8,478,745	$2,543,624	$80,860,988	$(84,536,754)	$(766,803)	$(1,898,945)
*	Giving retroactive effect to the 1-for-30 reverse share split effected on May 23, 2023

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIT ORIGIN LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended December 31,
	2024	2023
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,819,073)	$(7,058,158)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—	900,938
(Recovery of) provision for expected credit losses	(62,132)	349,960
Realized gain on sale/exchange of cryptocurrencies	—	(92,680)
Impairment loss of long-lived assets	—	4,530,587
Stock compensation expense	—	42,009
Amortization of convertible debenture issuance costs and discounts	543,605	283,235
Interest expense of convertible debenture	—	130,210
Interest expense of third-party loans	—	8,515
Changes in operating assets and liabilities
Cryptocurrencies - mining, net of mining pool operating fees	—	(2,967,053)
Other receivables	766,593	(956,456)
Prepayments	(978,667)	258,264
Security deposits	—	145,860
Accounts payable	—	(667,912)
Other payables and accrued liabilities	(375,528)	472,317
Net cash used in operating activities	(2,925,202)	(4,620,364)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of cryptocurrencies	—	4,668,828
Loan to a third party	—	(950,000)
Repayments from loans to third parties	1,545,888	—
Net cash provided by investing activities	1,545,888	3,718,828

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares through private offerings	—	2,903,662
Repayments to third party loans	—	(819,000)
Payments of convertible debenture interest expense	—	(130,210)
Payments of third-party loans interest expense	—	(8,515)
Proceeds from convertible debentures, net of issuance costs	—	6,127,334
Repayments of convertible debenture	—	(300,000)
Net cash provided by financing activities	—	7,773,271

EFFECT OF EXCHANGE RATE ON CASH	—	—

CHANGES IN CASH AND CASH EQUIVALENTS	(1,379,314)	6,871,735

CASH AND CASH EQUIVALENTS, beginning of year	1,409,070	16,274

CASH AND CASH EQUIVALENTS, end of year	$29,756	$6,888,009

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$—	$—
Cash paid for interest	$—	$138,725

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Conversion of convertible debenture into ordinary shares	$10,545	$244,078

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Note 1 – Nature of business and organization

Organization

Bit Origin Ltd (“Bit Origin” or the “Company”) is a holding company incorporated on January 23, 2018 under the laws of the Cayman Islands. Bit Origin has no substantive operations other than holding all of the outstanding share capital of the following entities: SonicHash Inc, (“SonicHash Canada”), SonicHash Pte. Ltd (“SonicHash Singapore”) and SonicHash LLC (“SonicHash US”), and holding 55% of the outstanding share capital of Sonic Auspice DC LLC (“Sonic Auspice”).

Business Overview

The Company was focused on its cryptocurrency mining related operation and management through its subsidiaries SonicHash Canada, SonicHash Singapore and SonicHash LLC since December 2021. On December 14, 2021, the Company formed SonicHash Canada, a company incorporated under the laws of Alberta, Canada. On December 16, 2021, the Company formed SonicHash Singapore, a company incorporated under the laws of Singapore. On December 17, 2021, the Company formed SonicHash US under the laws of the State of Delaware. Sonic Auspice DC LLC was formed by a third party under the laws of the State of Delaware on November 30, 2023. The Company purchased 55% of total interests from the third party at a purchase price of $750 on December 7, 2023.

The Bitcoin mining business started generating revenue in May 2022. In December 2023, the Company ceased the Bitcoin mining operations due to the high operating costs in the United States. Since June 2024, the Company has become a non-exclusive sales representative of Aethir Edge miners and related hardware. In 2025, the Company entered into several sales agreements to sell a total 295 units of Aethir Edge miners. The Company is also actively seeking alliances with blockchain service providers, data center operators, and decentralized finance (DeFi) platforms to explore new revenue opportunities.

Consolidation Scope

The accompanying unaudited condensed consolidated financial statements reflect the activities of Bit Origin and each of the following entities:

Name	Background	Ownership
SonicHash Canada	· A Canada company	100% owned by Bit Origin
SonicHash Singapore	· A Singapore company	100% owned by Bit Origin *Struck off on September 4, 2024
SonicHash US	· A US company	100% owned by Bit Origin
Sonic Auspice DC LLC	· A US company	55% owned by Bit Origin

Note 2 – Summary of significant accounting policies

Liquidity

In assessing the Company’s liquidity, the Company monitors and analyzes the cash on-hand and its operating expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements and operating expenses obligations. To date, the Company has financed its operations primarily through cash flows from operations, proceeds from financial institutions or third-party loans, and issuance of convertible debentures.

As of December 31, 2024, the Company had working capital of approximately $2.1 million with a cash balance of approximately $30,000. The Company had an operating loss of approximately $2.8 million and $7.1 million for the six months ended December 31, 2024 and 2023, respectively. These circumstances give rise to substantial doubt that the Company will continue as a going concern and these unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

To remediate the situation, the Company is working on the following three measures to ensure long-term financial stability and continuous growth in the decentralized cloud computing and blockchain infrastructure markets.

●	Since June 2024, the Company has become a non-exclusive sales representative of Aethir Edge miners and related hardware. In 2025, the Company already entered into several sales agreements to sell a total 295 units of Aethir Edge miners for a total price of $294,500. The Company is actively seeking alliances with blockchain service providers, data center operators, and decentralized finance (DeFi) platforms to explore new revenue opportunities.
●	The Company has developed a structured financing plan through a public offering. This initiative will be instrumental in raising sufficient capital to support operational stability and future expansion.
●	The Company has strengthened its liquidity position through conversions of convertible debentures and related interests accrued into ordinary shares. This action has supported its continued operation as a going concern.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (SEC), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended December 31, 2024 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2025. Accordingly, these statements should be read in conjunction with the Company’s audited financial statements as of and for the years ended June 30, 2024 and 2023.

Principles of consolidation

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

The Company accounts for its noncontrolling interests in joint ventures or partnerships where the Company has influence over financial and operational matters, generally 50% or less ownership interest, under the equity method of accounting. In such cases, the original investments are recorded at cost and adjusted for our share of earnings, losses, and distributions. Distributions received from equity method investees are accounted for under the cumulative earnings approach on the Company’s consolidated statements of cash flows.

Use of estimates and assumptions

In presenting the unaudited condensed consolidated financial statements in accordance with U.S. GAAP, management make estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgement and available information. Accordingly, actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates are used when accounting for items and matters including standalone selling price of each distinct performance obligation in the cryptocurrency mining revenue recognition, determinations of the useful lives and impairment of long-lived assets, allowances for expected credit losses, realization of deferred tax assets and uncertain tax position, fair value of the Company’s share price to determine the beneficial conversion feature (“BCF”) within the convertible debentures, fair value of the share-based compensation, and fair value of the warrants issued.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Cryptocurrencies

Cryptocurrencies (Bitcoins) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost. Cryptocurrencies awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the intraday low quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the six months ended December 31, 2024 and 2023, no impairment loss was recognized.

Purchases of cryptocurrencies by the Company are included within investing activities in accompanying consolidated statements of cash flows, while cryptocurrencies awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

Other receivables, net

Other receivables include advances to third parties, interest receivable of loan receivables and receivable due from buyer of disposed entities. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes the collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. During the six months ended December 31, 2024 and 2023, $3,375 and nil provision for expected credit losses was recognized, respectively.

Loans receivable, net

Loans receivable are recorded at the cash amount disbursed to originate the loans, net of allowance that estimated on a regular basis based on an assessment of specific evidence indicating doubtful collection, historical experience, loan balance aging and prevailing economic conditions. The Company continues to evaluate the reasonableness of the allowance policy and update if necessary. During the six months ended December 31, 2024 and 2023, $65,507 and nil recovery of expected credit losses was recognized, respectively.

Allowance for credit losses

Allowance for credit losses represents management’s best estimate of probable losses inherent in the portfolio. Commencing July 1, 2023, the Company adopted Accounting Standards Codification (“ASC”) 326, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Under ASU 2016-13, the Company has exposure to credit losses for financial assets, which are other receivables and loans receivable. The Company considered various factors, including nature, historical collection experience, the age of the accounts receivable balances, credit quality and specific risk characteristics of its customers, current economic conditions, forward-looking information including economic, regulatory, technological, environmental factors (such as industry prospects, GDP, employment, etc.), reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company have adopted loss rate method to calculate the credit loss and considered the reverent factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate.

Financial assets are presented net of the allowance for credit losses in the consolidated balance sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the consolidated statements of operations. Write-offs are recorded in the period in which the asset is deemed to be uncollectible.

Prepayments, net

Prepayments are cash advanced to service providers for future services. This amount is non-refundable and bears no interest. During the six months ended December 31, 2024 and 2023, nil provision for expected credit losses was recognized.

Impairment for long-lived assets

Long-lived assets, including plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. During the six months ended December 31, 2024 and 2023, nil and $4,530,587 impairment of long-lived assets was recognized, respectively.

Financial instruments

The Company analyzes all financial instruments with features of both liabilities and equity under Financial Accounting Standards Board (“FASB”) ASC Topic 480 “Distinguishing Liabilities from Equity” and FASB ASC Topic 815 “Derivatives and Hedging”. The embedded conversion features of convertible debentures not separately accounted for as a derivative and contained considered to be derivative instruments provide for a rate of conversion that is below market value. Such feature is normally characterized as a BCF required to separate the instruments into debt and equity. A BCF is a non-detachable conversion feature that is “in the money” at the commitment date, which requires recognition of interest expense for underlying debt instruments and a deemed dividend for underlying equity instruments. A conversion option is “in the money” if the effective conversion price is lower than the commitment date fair value of the share into which it is convertible. The relative fair values of the BCF were recorded as discounts from the face amount of the respective debt instrument. The Company amortized the discount using the straight-line method which approximates the effective interest method through maturity of such instruments.

Fair value measurement

The accounting standard regarding the fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

ASC 820-10-20 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The accounting standards establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.
●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest. Long-term convertible debenture on the balance sheets is at carrying value, which approximates fair value as the third party was lending the money to us at the market rate.

Related parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Convertible debentures

The Company evaluates its convertible debentures to determine if those contracts or embedded components of those contracts qualify as derivatives. The result of this accounting treatment is that the fair value of the embedded derivative is recorded at fair value each reporting period and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statements of operations as other income or expense.

In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

If the conversion features of conventional convertible debt provide for a rate of conversion that is below market value at issuance, this feature is characterized as a BCF. A BCF is recorded by the Company as a debt discount pursuant to ASC Topic 470-20 “Debt with Conversion and Other Options.” In those circumstances, the convertible debt is recorded net of the discount related to the BCF, and the Company amortizes the discount to interest expense, over the life of the debt.

Upon conversion, the carrying amount of the convertible debentures, net of the unamortized discount shall be reduced by, if any, the cash (or other assets) transferred and then shall be recognized in the capital accounts to reflect the shares issued and no gain or loss is recognized pursuant to ASC Topic 470-20-40-4.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. As the Company’s warrants meet all of the criteria for equity classification, so the Company classified each warrant as its own equity.

Revenue recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle: (i) identifies the contract with the customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocates the transaction price to the respective performance obligations in the contract, and (v) recognizes revenue when (or as) the Company satisfies the performance obligation.

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration
●	Constraining estimates of variable consideration
●	The existence of a significant financing component in the contract
●	Noncash consideration
●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Cryptocurrency mining:

The Company entered into cryptocurrency mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives (less cryptocurrency transaction fees to the mining pool operator which are recorded net with revenues), for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in cryptocurrency transaction verification services is an output of the Company’s ordinary activities. The provision of computing power is the only performance obligation in the Company’s contracts with third party pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the Company successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the cryptocurrency award received is determined using the intraday low quoted price of the related cryptocurrency at the time of receipt. All of the Company’s cryptocurrency are populated cryptocurrencies which are actively traded on the major trading platforms such as coinmarketcap.com. In December 2023, the Company ceased the cryptocurrency mining operations due to the high operating costs in the United States.

Cryptocurrency miner sales:

The Company earns revenue by facilitating the sale of cryptocurrency mining equipment under contracts with customers. The transaction price is fixed, agreed upon with the customer at contract inception, and payable in full prior to delivery, with no significant financing components. The Company recognizes revenue at a point in time when control of the equipment transfers to the customer, which occurs upon delivery to the customer’s designated pick-up location and acceptance per the sales contract terms. Control transfer is assessed based on the customer obtaining physical possession, legal title, and the significant risks and rewards of ownership.

The Company acts as an agent in these transactions, as it does not control the equipment before transfer. This determination reflects that: (1) the Company is not primarily responsible for fulfilling the promise to provide the equipment (a third-party supplier bears this obligation), (2) the Company does not bear inventory risk before or after the sale, and (3) pricing is determined by the supplier or market conditions, not the Company. As an agent, the Company’s performance obligation is to arrange for the equipment’s provision to the customer. Revenue is thus recognized on a net basis, representing the fee or commission earned, calculated as the difference between amounts charged to the customer and amounts remitted to the supplier. No significant variable consideration (e.g., discounts or returns) or capitalized contract costs are present.

Cost of revenues

Cost of revenues consists primarily of the direct costs associated with running the cryptocurrency mining business, such as utilities, maintenance labor costs, shipping fees, plant remodeling fees and other service charges. The Company signed hosting agreement with hosting partners, and the hosting partners will install the mining equipment and provide elective power, internet services and other necessary services to maintain the operation of the mining equipment. All the related operating fees are included in the all-in-one monthly fees charged by the hosting partner to the Company. Depreciation of cryptocurrency mining equipment is calculated separately and also recorded as a component of cost of revenues for cryptocurrency mining.

Share-based compensation

The Company records share-based compensation expense for employees at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of the Company’s shares. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination rate. The risk-free interest rate for the expected term of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the Company’s current and expected dividend policy.

The Company records share compensation expense for non-employees at fair value on the grant date and recognizes the expense over the service provider’s requisite service period.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(Loss) earnings per share (“EPS”)

Basic (loss) earnings per share are computed by dividing (loss) income available to ordinary shareholders by the weighted average ordinary shares outstanding during the period. Diluted (loss) earnings per share take into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. Ordinary shares equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted (loss) earnings per share. Dilution is computed by applying the treasury share method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase ordinary shares at the average market price during the period.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole, the Company has one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company primarily generates cryptocurrency mining revenue through mining pool operators, no geographical segments are presented.

Recently issued accounting pronouncements

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendment in this Update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles (GAAP) for certain financial instruments with characteristics of liabilities and equity. For convertible instruments, the Board decided to reduce the number of accounting models for convertible debt instruments and convertible preferred shares. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this Update are effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The adoption of this ASU did not have a material effect on the Company’s unaudited condensed consolidated financial statements and related disclosures.

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” which expands annual and interim disclosure requirements for reportable segments. These requirements include: (i) disclosure of significant expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”); (ii) disclosure of an amount for other segment items (equal to the difference between segment revenue less segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss) by reportable segment and a description of their composition; (iii) annual disclosure of a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods; (iv) clarification that, if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report those additional measures of segment profit or loss; (v) disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources; and (vi) requiring a public entity that has a single reportable segment provide all the disclosures required by the amendments in this ASU, and all existing segment disclosures in Topic 280. ASU 2023-07 is effective for the Company’s annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025. The Company is currently evaluating the potential impact of adopting this new guidance on its unaudited condensed consolidated financial statements and related disclosures.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit (separated between domestic and foreign) and (3) income tax expense or benefit from continuing operations (separated by federal, state and foreign). ASU 2023-09 also requires entities to disclose their income tax payments to international, federal, state and local jurisdictions, among other changes. The guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its unaudited condensed consolidated financial statements and related disclosures.

In December 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles – “Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets” (ASU 2023-08”), which requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The amendments also require that an entity provide disclosures about significant holdings, contractual sale restrictions, and changes during the reporting period. The objectives of the amendments are to provide investors and other capital allocators with more decision-useful information that better reflects the underlying economics of crypto assets within the scope and an entity’s financial position while reducing cost and complexity associated with applying cost-less-impairment accounting. The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued (or made available for issuance). If amendments are adopted in an interim period, they must be adopted as of the beginning of the fiscal year that includes that interim period. The amendments in this ASU require a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets) as of the beginning of the annual reporting period in which an entity adopts the amendments. The Company is currently evaluating the potential impact of adopting this new guidance on its unaudited condensed consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

Note 3 – Cryptocurrencies

The following table presents additional information about our cryptocurrency mining activities of Bitcoin (“BTC”) in coins and amounts during the six months ended December 31, 2024:

	Quantities (in coins)		Cryptocurrencies
	BTC		Amounts
Balance on June 30, 2023	82.32		$2,084,330
Revenue recognized from cryptocurrencies mined	95.62		2,888,482
Hosting fees settled in cryptocurrencies	(7.60)		(212,344)
Proceeds from sale of cryptocurrencies	(165.87)		(4,668,828)
Realized gain on sale/exchange of cryptocurrencies	—		94,149
Impairment loss of cryptocurrencies	—		(7,102)
Balance on June 30, 2024	4.47		$178,687
Revenue recognized from cryptocurrencies mined	—		—
Hosting fees settled in cryptocurrencies	—		—
Proceeds from sale of cryptocurrencies	—		—
Realized gain on sale/exchange of cryptocurrencies	—		—
Impairment loss of cryptocurrencies	—		—
Balance on December 31, 2024 (unaudited)	4.47	*	$178,687
*	The full balance of BTCs was sold in January 2025 for approximately $0.4 million, with a gain on disposal of approximately $0.2 million recognized.

Note 4 – Other receivables, net

Other receivables, net consist of the following:

	December 31,	June 30,
	2024	2024
	(unaudited)
Advances to third parties[1]	$1,196,601	$1,996,944
Interest receivables	131,667	97,917
Receivable due from buyer of disposed entities	2,582,761	2,582,761
Total other receivables	3,911,029	4,677,622
Less: allowance for expected credit losses	(2,975,664)	(2,972,289)
Total other receivables, net	$935,365	$1,705,333

[1] Non-trade advances to third parties are short term in nature and are due on demand with no interest bearing. These advances were refundable and made in relation to establishing relationship for potential service providers of Bitcoin mining operations.

Note 5 – Loans receivable, net

Outstanding balances on loans receivable consist of the following as of December 31, 2024 and June 30, 2024:

				December 31,	June 30,
Third parties	Maturities	Interest rate	Collateral/Guarantee	2024	2024
				(unaudited)
A	December 15, 2024 (Fully repaid in October and December 2024, respectively)	15.0%	None	$—	$950,000
A	January 5, 2025 (Extended to January 2026)	10.0* %	None	499,934	500,000
A	April 30, 2025	10.0%	None	1,600,000	1,600,000
B	October 28, 2024 (Fully repaid in October 2024)	0.0%	None	—	595,822
Loans receivable from third parties				2,099,934	3,645,822
Allowance for credit losses				(209,993)	(275,500)
Loans receivable, net				$1,889,941	$3,370,322

*The parties agreed to waive the half-year interest for this loan receivable in the first year.

Interest income of the above loans receivable for the six months ended December 31, 2024 and 2023 amounted to $105,000 and nil, respectively.

Note 6 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Canada

SonicHash Canada is incorporated in Canada and is subject to both federal and provincial income taxes for its business operation in Canada. The applicable tax rate is 15% for federal and 8% for Alberta. SonicHash Canada had no taxable income during the six months ended December 31, 2024 and 2023.

United States

SonicHash US is incorporated in the U.S. and is subject to both federal and state income taxes for its business operation in the U.S. The applicable tax rate is 21% for federal and 8.7% for Delaware. SonicHash US had no taxable income during the six months ended December 31, 2024 and 2023.

Singapore

SonicHash Singapore is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. SonicHash Singapore had no taxable income during the six months ended December 31,2024 and 2023. The applicable tax rate is 17% in Singapore, with 75% of the first SGD 10,000 (approximately $7,700) taxable income and 50% of the next SGD 190,000 (approximately $147,000) taxable income are exempted from income tax.

Loss before provision for income taxes consisted of:

	For the six months	For the six months
	ended	ended
	December 31,2024	December 31,2023
	(unaudited)	(unaudited)
Cayman	$(2,788,535)	$(1,267,416)
United States	(30,538)	(5,391,624)
Canada	—	(349,960)
Singapore	—	(49,158)
	$(2,819,073)	$(7,058,158)

Significant components of deferred tax assets were as follows:

	December 31,	June 30,
	2024	2024
	(unaudited)
Deferred tax assets
Net operating loss carryforward in the U.S.	6,451,152	6,408,628
Net operating loss carryforward in Canada	53,134	53,134
Net operating loss carryforward in Singapore	—	38,996
Valuation allowance	(6,504,286)	(6,500,758)
Total net deferred tax assets	$—	$—

As of December 31, 2024 and June 30, 2024, SonicHash US’s net operating loss carry forward for the U.S. income taxes was approximately $29.8 million and $29.8 million, respectively. The net operating loss carry forwards are available to reduce future years’ taxable income for unlimited years but limited to 80% use per year. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s operating history and continued losses in the U.S. If the Company is unable to generate taxable income in its United States operations, it is more likely than not that it will not have sufficient income to utilize its deferred tax assets. Accordingly, the Company has provided a 100% valuation allowance on its net deferred tax assets of approximately $6.5 million and $6.5 million related to its operations as of December 31, 2024 and June 30, 2024, respectively.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and June 30, 2024, the Company did not have any significant unrecognized uncertain tax positions.

Note 7 – Concentration of risks

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In the US, the insurance coverage of each bank is $250,000. As of December 31, 2024, cash balance of $29,756 was deposited with financial institutions located in US, of which none was subject to credit risk. While management believes that these financial institutions and third-party fund holders are of high credit quality, it also continually monitors their creditworthiness.

The Company used to trade BTCs on KuCoin and switched to f2pool, which is also a global crypto exchange, in October 2022. Those digital assets are kept in unique and segregated blockchain addresses accessible by the Company and verifiable on blockchain at any time. While the exchange holds the Company’s digital assets, the ownership and operation rights are always 100% attributed to the Company. The digital assets stored on f2pool are not insured. At the end of every day, f2pool automatically transferred the Company’s BTCs from f2pool to the Company’s own cold storage wallet to avoid the risks of exchange platform. As of December 31, 2024, the Company had 4.47 BTCs stored in the Company’s cold storage wallet. Those digital assets stored in cold storage wallets are kept in unique and segregated blockchain addresses accessible by the Company or the lender only.

The Company is also exposed to risk from its other receivables, prepayments and loans receivable. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Note 8 – Convertible Debentures

Convertible Debenture issued on October 21, 2022

On October 21, 2022, the Company entered into the Securities Purchase Agreement with the Investor pursuant to which the Company sold a Convertible Debenture (the “Debenture”) in the original principal amount of $2,100,000 and the Warrants to purchase up to 116% of the maximum number of 5,108,275 ordinary shares of the Company, which is 5,925,599 ordinary shares, at a purchase price of $1,974,000. The Company incurred issuance cost of $256,000 in connection with the issuance of the Debenture. The warrants had a fair value of $1,007,799, based upon using the Black-Scholes Options Pricing Model with the following inputs:

Share price	$0.27
Exercise price	$1.20
Expected terms (in years)	7
Expected volatility	109%
Annual rate of quarterly dividends	—%
Risk free interest rate	1.52%

The fair value measurement of the convertible debentures is categorized as Level 2 under the Fair Value Hierarchy. The Company estimated the fair value of the Debenture over the payment term using the effective interest rate method, which is estimated to be $1,872,536. The Company allocated $1,198,804 and $645,196 net proceeds to the Debenture and warrants in accordance with ASC 470-20-25-2, respectively, based on the relative fair values of the Debenture and warrants, and the portion of the proceeds so allocated to the warrants was accounted for as paid-in-capital.

The Debenture is convertible at an initial conversion price equal to $0.33 per ordinary share (the “Conversion Price”), which is 115% of the Volume Weighted Average Price (“VWAP”) of the five trading days immediately prior to closing, and include anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the Conversion Price of the Debenture upon the occurrence of such event; provided, that the Conversion Price may not be less than $0.06 per ordinary shares, which is 20% of the closing bid price of the trading day immediately prior to closing. The holder of the Debenture has the right to convert all or a portion of the Note at any time after the six months anniversary of the date of issuance and prior to the maturity date, which is two years from the date of issuance.

The conversion feature of the Debenture is excluded from the scope of ASC 815 and accounted for as equity. However, due to the conversion price of the Debenture is higher than the market price of the Company on the issuance date, the Company determined that the Debenture does not contain any BCF in accordance with ASC 470-20-25-5.

The Debenture has an interest of the greater of (i) twelve percent (12% per annum) and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) six (6%) per annum; provided, that if such Interest is being paid in ordinary shares, such Interest shall recalculated in connection with such issuance of ordinary shares at a deemed rate of the greater of (i) fifteen percent (15% per annum) and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) nine (9%) per annum. If an event of default continues, such interest rate shall be adjusted on each trading day in which an event of default is continuing to the sum of (x) the interest rate then in effect on such date of determination and (y) five percent (5.0%) per annum. The interest shall be paid in ordinary shares as long as there is no equity condition failure; provide that the Company may, at its option, pay interest in cash or in a combination of cash and ordinary shares.

In addition to a total of $900,000 repayments in cash, the $1,200,000 remaining balance of the Debenture was converted into 680,183 ordinary shares at a conversion price of $1.80 per share during the year ended June 30, 2024. As of June 30, 2024, the Debenture was fully repaid.

Convertible Debenture issued on December 29, 2023

On December 7, 2023, the Company entered into the Securities Purchase Agreement with the Investor pursuant to which the Company sold a Convertible Debenture (the “Debenture”) in the original principal amount of $6,740,000 and the Warrants to purchase 1,070,719 ordinary shares of the Company, at a purchase price of $6,127,334. The transaction was closed on December 29, 2023. The Company incurred issuance cost of $612,666 in connection with the issuance of the Debenture. The warrants had a fair value of $4,399,645, based upon using the Black-Scholes Options Pricing Model with the following inputs:

Share price	$4.15
Exercise price	$15.00
Expected terms (in years)	10
Expected volatility	175%
Annual rate of quarterly dividends	—%
Risk free interest rate	1.72%

The fair value measurement of the convertible debentures is categorized as Level 2 under the Fair Value Hierarchy. The Company estimated the fair value of the Debenture over the payment term using the effective interest rate method, which is estimated to be $6,127,334. The Company allocated $3,566,476 and $2,560,858 net proceeds to the Debenture and warrants in accordance with ASC 470-20-25-2, respectively, based on the relative fair values of the Debenture and warrants, and the portion of the proceeds so allocated to the warrants was accounted for as paid-in-capital.

The Debenture is convertible at an initial conversion price equal to $15.00 per ordinary share (the “Conversion Price”), and include anti-dilution adjustments in the event any ordinary shares or other equity or equity equivalent securities payable in ordinary shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the Conversion Price of the Debenture upon the occurrence of such event; provided, that the Conversion Price may not be less than $0.95 per ordinary shares, which is 20% of the lower of the (i) the closing price of the ordinary shares immediately preceding the signing of the binding agreement; or (ii) the average closing price of the ordinary shares for the five trading days immediately preceding the signing of the binding agreement. The Holder of the Note will have the right to convert all or a portion of the Note at any time after the date of issuance and prior to the maturity date, which is the thirty-six month anniversary from the date of issuance.

The conversion feature of the Debenture is excluded from the scope of ASC 815 and accounted for as equity. However, due to the conversion price of the Debenture is higher than the market price of the Company on the issuance date, the Company determined that the Debenture does not contain any BCF in accordance with ASC 470-20-25-5.

The Debenture has an interest of the greater of (i) thirteen and a half percent (13.5% per annum) and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) five (5%) per annum; provided, that if such Interest is being paid in ordinary shares, such Interest shall recalculated in connection with such issuance of ordinary shares at a deemed rate of the greater of (i) sixteen percent (16% per annum) and (ii) the sum of (A) the Prime Rate in effect as of such date of determination and (B) seven and a half (7.5%) per annum. If an event of default continues, such interest rate shall be adjusted on each trading day in which an event of default is continuing to the sum of (x) the interest rate then in effect on such date of determination and (y) five percent (5.0%) per annum. The interest shall be paid in ordinary shares as long as there is no equity condition failure; provide that the Company may, at its option, pay interest in cash or in a combination of cash and ordinary shares.

A total of $960,000 repayments in cash were made to the Debenture during the year ended June 30, 2024. As of December 31, 2024, the remaining principle balance of the Debenture was $5,780,000.

The outstanding balance $5,780,000 of the Debenture and the related interest of $149,605 were fully converted into 9,477,901 ordinary shares as of March 2025. Additionally, a total of 16,699,140 ordinary shares were issued in March 2025 to compensate the Debenture holders due to late repayments.

Convertible Debenture issued on May 31, 2024

On May 31, 2024, the Company entered into an Exchange Agreement with the Holder, pursuant to which the Company will issue a senior secured convertible note in the principal amount of $2,000,000 (the “Exchange Note”) in exchange for the cancellation of 500,000 Warrants.

The fair value measurement of the cancelled warrants embedded with the Convertible Debenture issued on October 21, 2022 is categorized as Level 2 under the Fair Value Hierarchy. The Company estimated the fair value of the warrants using the Black-Scholes Options Pricing Model, which is estimated to be $71,319. The Company exchanged the warrants with a senior secured convertible note in the principal amount of $2,000,000, and the difference was accounted for as a loss on warrants settlement for the year ended June 30, 2024.

The Exchange Note is convertible at a conversion price equal to the greater of (x) $0.76 and (y) 95% of (A) the lowest VWAP of the ordinary shares on any trading day during the five (5) trading day period immediately prior to the applicable conversion date (the “Conversion Price”). The Holder of the Exchange Note will have the right to convert all or a portion of the Exchange Note at any time after the date of issuance and prior to the maturity date, which is the twenty-four month anniversary from the date of issuance.

The Exchange Note matures on May 31, 2026 and has an interest of ten percent (10%) per annum. If an event of default continues, such interest rate shall be adjusted on each trading day in which an event of default is continuing to the sum of (x) the interest rate then in effect on such date of determination and (y) five percent (5.0%) per annum.

The outstanding balance $1,990,000 of the Exchange Note and the related interest of $142,525 were fully converted into 2,802,200 ordinary shares as of February 2025.

The summary of all the Convertible Debentures activity is as follow:

	December 31,	June 30,
	2024	2024
	(unaudited)
Principal balance	$8,740,000	$10,840,000
Less: conversions into ordinary shares	(10,000)	(1,200,000)
Less: repayments in cash	(960,000)	(1,860,000)
Remaining balance	7,770,000	7,780,000
Less: debentures discount and debts issuance cost	(2,072,929)	(2,615,989)
Total	$5,697,071	$5,164,011
Less: non-current	(3,955,507)	(3,283,992)
Total current	$1,741,564	$1,880,019

During the six months ended December 31, 2024 and 2023, the Company made nil and $300,000 cash repayments to the Convertible Debentures. During the six months ended December 31, 2024, the Company issued 11,973 ordinary shares to pay $10,000 of the total outstanding balance and accrued interests of Convertible Debenture issued on May 31, 2024. These issuance costs and Debenture discount are being amortized and recorded to interest expense in the accompanying consolidated statements of income and comprehensive income (loss) over the life of the Debentures using effective interest method. For the six months ended December 31, 2024 and 2023, amortization of the issuance cost and Debentures discount of $543,605 and $283,235, respectively.

Note 9 – Equity

Refer to Note 14 of the Company’s annual financial statements in the Form 20-F for the year ended June 30, 2024, for additional details on shareholders’ equity, including authorized shares, warrants and share-based compensation plans.

Restricted Shares Issued for Compensation

The Company entered into an employment agreement with Lucas Wang for the position of Chief Executive Officer. The employment agreement is from April 27, 2022 to April 26, 2025, with an annual compensation of $240,000, bonus as determined by the board of directors, and equity awards of a total of 1,896,066 (63,202 after Reverse Share Split) ordinary shares, with 632,022 (21,068 after Reverse Share Split) ordinary shares vested at the time of signing the agreement and the rest vesting quarterly from April 2023 to January 2025. The 21,068 shares were valued at $0.855 ($25.65 after Reverse Share Split) per share using the closing price on June 9, 2022 with total consideration of $540,379 recognized in the year ended June 30, 2022. The 158,005 (5,267 after Reverse Share Split) shares were valued at $0.1703 ($5.109 after Reverse Share Split) per share using the closing price on April 27, 2023 with total consideration of $26,909 recognized in the year ended June 30, 2023. A total of 10,534 shares valued at an average $1.595 per share with a total consideration of $16,802 was issued to Lucas Wang in the year ended June 30, 2024. On April 10, 2024, Lucas Wang resigned as the Chief Executive Officer, the Chairman of the Board and a director of the Company and, in his place, Jinghai Jiang, the current Chief Operating Officer of the Company, has been appointed the Chief Executive Officer, the Chairman of the Board and a director of the Company until the Company’s next annual meeting of shareholders and until his successor is duly elected and qualified, or until his earlier death, resignation or removal. The unvested shares were forfeited when he resigned from the Company.

The Company entered into an employment agreement with Jiaming Li for the position of President. The employment agreement is effective from December 6, 2021 to November 30, 2024, with an annual compensation of $240,000, bonus as determined by the board of directors, and equity awards of a total of 1,422,049 (47,402 after Reverse Share Split) ordinary shares, with 474,016 (15,801 after Reverse Share Split) ordinary shares vested at the time of signing the agreement and the rest vesting quarterly from April 2023 to January 2025. The 15,801 shares were valued at $0.855 ($25.65 after Reverse Share Split) per share using the closing price on June 9, 2022 with total consideration of $405,296 recognized in the year ended June 30, 2022. The 118,504 (3,951 after Reverse Share Split) shares were valued at $0.1703 ($5.108 after Reverse Share Split) per share using the closing price on April 27, 2023 with total consideration of $20,181 recognized in the year ended June 30, 2023. A total of 7,902 shares valued at an average $1.595 per share with a total consideration of $12,604 was issued to Jiaming Li in the year ended June 30, 2024. On November 27, 2023, Jiaming Li tendered his resignation as the President of the Company. The Board of the Company passed a resolution to issue the remaining unvested shares to Jiaming Li and will only be issued upon written notice.

The Company entered into an employment agreement with Jingjing Han for the position of Head of Human Resources and Investors Relationship. The employment agreement is effective from December 6, 2021 to November 30, 2024, with an annual compensation of $240,000, bonus as determined by the board of directors, and equity awards of a total of 1,422,049 (47,402 after Reverse Share Split) ordinary shares, with 474,016 (15,801 after Reverse Share Split) ordinary shares vested at the time of signing the agreement and the rest vesting quarterly from April 2023 to January 2025. The 15,801 shares were valued at $0.855 ($25.65 after Reverse Share Split) per share using the closing price on June 9, 2022 with total consideration of $405,296 recognized in the year ended June 30, 2022. The 118,504 (3,951 after Reverse Share Split) shares were valued at $0.1703 ($5.108 after Reverse Share Split) per share using the closing price on April 27, 2023 with total consideration of $20,181 recognized in the year ended June 30, 2023. A total of 15,804 shares valued at an average $2.77 per share with a total consideration of $43,824 was issued to Jingjing Han in the year ended June 30, 2024. Jingjing Han has resigned from the Company and as of her resignation date, there were no unvested shares.

The summary of restricted share grants is as follows giving retroactive effect to the 1-to-30 Reverse Share Split effected on May 23, 2023:

Weighted
Average
		Grant Date	Aggregate
		Fair Value	Intrinsic
	Shares	Per Share	Value
Unvested as of June 30, 2022	—	$—	$—
Granted	13,169	$5.11	$—
Forfeited	—	$—	$—
Vested	(13,169)	$5.11	$—
Unvested as of June 30, 2023	—	$—	$—
Granted	60,575	$2.14	$—
Forfeited	(26,335)	$2.14	$—
Vested	(34,240)	$2.14	$—
Unvested as of June 30, 2024	—	$—	$—
Granted	—	$—	$—
Forfeited	—	$—	$—
Vested	—	$—	$—
Unvested as of December 31, 2024 (unaudited)	—	$—	$—

(1)	Warrants

The summary of warrant activity is as follows giving retroactive effect to the 1-to-30 Reverse Share Split effected on May 23, 2023:

				Weighted	Average
				Average	Remaining
	Warrants		Exercisable	Exercise	Contractual
	Outstanding		Shares	Price	Life
June 30, 2022	1,254,441		1,254,441	$29.91	4.76
Granted/Acquired	4,523,333		4,523,333	$1.3552	7.00
Forfeited	—		—	$—	—
Exercised	—		—	$—	—
June 30, 2023	5,777,774		5,777,774	$7.55	3.89
Granted/Acquired	1,070,719		1,070,719	$5.44	7.00
Cancellation (see Note 8)	(500,000)		(500,000)	$—	—
Exercised	(850,000)		(850,000)	$1.3552	—
June 30, 2024	5,498,493		5,498,493	$7.22	3.06
Granted/Acquired	—		—	$—	—
Forfeited	(156)		(156)	$90.00	—
Exercised	(1,228,000)	*	(1,228,000)	$—	—
December 31, 2024 (unaudited)	4,270,337		4,270,337	$7.22	5.23

*The 1,228,000 warrants were exercised into 708,424 ordinary shares on the cashless basis during the six months ended December 31, 2024.

Note 10 – Commitments and contingencies

Litigation contingencies

As of December 31, 2024, there have been no material changes in the Company’s commitments and contingencies from those disclosed in Note 15 of the Company’s annual financial statements included in the Form 20-F for the year ended June 30, 2024.

Note 11 – Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2024 up through April 7, 2025 and identified the following subsequent events occurred that would require recognition or disclosure in the Company’s unaudited condensed consolidated financial statements.

At the annual general meeting of shareholders (the “Meeting”) of the Company convened on March 14, 2025, the shareholders of the Company adopted resolutions approving the following proposals considered at the Meeting.

●	By an ordinary resolution, to adopt a dual-class share capital structure, to:
(i)	all of the issued and outstanding ordinary shares of $0.30 par value each in the capital of the Company (the “Ordinary Shares”) into class A Ordinary Shares of $0.30 par value each, each having one (1) vote per share and the other rights attached to it as set out in the Fourth Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis;
(ii)	25,000,000 authorized but unissued Ordinary Shares into 25,000,000 class B Ordinary Shares of $0.30 par value each, each having twenty (20) votes per share and the other rights attached to it as set out in the Fourth Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and
(iii)	the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis, provided that the Company shall, at the time of the above resolution, have not less than 25,000,000 authorized but unissued Ordinary Shares.
●	By an ordinary resolution, to approve a reverse stock split of all of the Company’s authorized shares (including all issued shares), at a ratio of not less than 1-for-2 and not more than 1-for-200, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders (the “Reverse Stock Split”), and authorize the Board of Directors to implement such Reverse Stock Split at its discretion at any time prior to the one-year anniversary of this Annual Meeting.